Exhibit (a)(1)(O)

Voluntary Public Takeover Offer by Dritte BV GmbH, Leverkusen, to the shareholders of Schering AG, Berlin

Offer successful; Further acceptance period from June 23 – July 6, 2006

Dear Sir or Madam,

Dritte BV GmbH, Leverkusen, a 100 subsidiary of Bayer AG, announced on June 20 that is has acquired 88% of Schering’s outstanding capital through the takeover offer as well as through purchases outside the offer for prices up to 89.00 Euros per share. The exact result of the takeover offer after expiry of the acceptance period has been published on June 22, 2006.

The offer price of 89.00 Euros, which exceeds the initial offer price of 86.00 Euros by 3.00 Euros, is equal to a premium of approximately 67% on the unweighted average share price in the 12 months prior to first takeover rumours of 53.31 Euros. The offer price of 89.00 Euros significantly exceeds the highest closing price in the 20 years prior to the publication of the offer and thus includes an attractive premium in relation to relevant historical stock prices.

Due to the acquisition of approximately 88% of Schering’s outstanding capital, Schering’s free float was already reduced significantly, which reduces the liquidity of the stock. Furthermore, the weight of Schering in the German DAX has been and will be further reduced on the basis of the lower free float of the company. Schering AG might be delisted. In addition, if Bayer reaches a shareholding of 95% or more in Schering, Bayer would be enabled legally to enforce a squeeze-out of minority shareholders.

On the basis of the successful offer, you have the possibility to accept the offer of Dritte BV GmbH within an Additional Acceptance Period running from June 23 – July 6, 2006, and sell your shares at a price of 89.00 Euros per share. Accepting the offer through a German custodian, the tendering of the shares is free of commission and fees.

Further information on the offer as well as the offer document can be found on the internet on www.bayer.com. If you have further questions, you can reach the service hotline provided by Bayer for the purpose of this offer, dialling the following numbers: 0800 6464833 (toll-free in Germany), 00-800-7710-9970) (toll-free in the EU), 1-877-717-3925 (toll-free in the US and Canada) and +1-412-232-3651 (all other countries).

If you want to accept the offer, we kindly ask you to fill in the acceptance form attached and either send it to your local branch of our bank or hand it over in person. Your instruction must reach us by no later than June 6, 2006. The Additional Acceptance Period ends on June 6, 2006, 24:00 hours Local Time Frankfurt am Main (Germany), and 6.00 p.m. Local Time New York City (U.S.A.), respectively.

Upon receipt of your instructions, your Schering shares will first remain in your deposit but will be rebooked into a separate international security number (ISIN DE000A0H5Z91) for Schering shares subsequently tendered for sale. After expiry of the Additional Acceptance Period, we will then remove the shares from your account and transfer those to Dritte BV GmbH, Leverkusen at a price of 89.00 Euros per share. The removal of shares and payment of the consideration will take place between July 12, 2006 and July 18, 2006.

Kind regards,

[Depotbank]

Attachement:

Acceptance form

Please return to your depositary bank

Voluntary public tender offer of Dritte BV GmbH, Leverkusen,

to shareholders of Schering Aktiengesellschaft, Berlin

Account holder:
Deposit number:
Account number:
(for payment in return)
Bank Name:
Bank ID Number:

Dear Ladies and Gentlemen,

I / We hereby accept the voluntary public tender offer of Dritte BV GmbH, Leverkusen, for the acquisition of all the shares in Schering Aktiengesellschaft (WKN 717200 / ISIN DE000717200)with respect to

☐                                    all Schering shares in the deposit stated above

(if applicable, please mark with a cross)

☐                                    _______ Schering shares from those in the deposit stated above

(if applicable, please mark with a cross and state number of shares)

in accordance with the offer document dated April 13, 2006, making the shares available to Dritte BV GmbH, Leverkusen. In due time, please transmit the payment in return for the indicated amount of shares to my current account, free of any commissions and costs in Germany.

____________________

Place, Date

____________________

Signature